

Mail Stop 3720

October 10, 2008

J. Devitt Kramer, Esq.
Senior Vice President, General Counsel and Secretary
Education Management Corporation
210 Sixth Avenue, 33rd Floor
Pittsburgh, Pennsylvania 15222

> **Re:** **Education Management Corporation**
> **Amendment No. 2 to Form S-1**
> **Filed October 1, 2008**
> **File No. 333-148259**

Dear Mr. Kramer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Cash Bonuses, page 104</u>

1. We note your disclosure that bonuses are granted pursuant to your Management Incentive Compensation Plan, based on the attainment of corporate and individual goals and objectives. We further note your disclosure that your NEOs received 60% percent of their bonus based on the EBITDA less capital expenditures target, 20% based on the net revenue target and 20% based on the completion of their individual key performance objectives. Please disclose the specific performance targets and objectives for each of these categories. See Item 402(b)(2)(v) of Regulation SK.

Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Ronald D. West, Esq.
        Kirkpatrick & Lockhart Preston Gates Ellis LLP
        Via Facsimile: (412) 355-6501